Exhibit 10.2

OMNIBUS AGREEMENT

This Omnibus Agreement (“Agreement”) is entered into on, and effective as of, the Closing Date (as defined herein) by and among Green Plains Inc., an Iowa corporation (“Green Plains”), Green Plains Partners LP, a Delaware limited partnership (the “Partnership”), Green Plains Holdings LLC, a Delaware limited liability company (the “General Partner”), and Green Plains Operating Company LLC, a Delaware limited liability company (the “Operating Company”).

RECITALS

1. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article II, with respect to certain indemnification obligations of the Parties to each other.

2. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article III, with respect to the amount to be paid by the Partnership for certain general and administrative services to be performed by Green Plains and its Affiliates (including the General Partner) for and on behalf of the Partnership Group and with respect to the reimbursement of expenses incurred by Green Plains and its Affiliates on behalf of the Partnership Group.

3. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article IV, with respect to certain business opportunities that Green Plains Group will not engage in for so long as the Partnership is an Affiliate of Green Plains.

4. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article V, with respect to the Partnership’s right of first offer with respect to the ROFO Assets.

5. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article VI, with respect to the granting of certain licenses between the Parties.

6. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article VII, with respect to the allocation among Green Plains and the Partnership Group of all responsibilities, liabilities and benefits relating to any Tax for which a Combined Return is filed for a taxable period including or beginning on or after the Closing Date and certain other matters.

In consideration of the premises and the covenants, conditions and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

Definitions

1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Accounting Referee” is defined in Section 7.5.

“Affiliate” is defined in the Partnership Agreement.

“Affirmative Election Response” is defined in Section 4.3(a).

“Agreement” means this Omnibus Agreement, as it may be amended, modified, supplemented or restated from time to time in accordance with the terms hereof.

“Assets” means (a) those certain twenty-seven product storage tanks and related transloading and logistical assets for the holding and transloading of ethanol produced from Green Plains’ existing ethanol plants prior to shipment, (b) those certain eight fuel terminaling facilities and (c) an existing railcar fleet of approximately 2,200 leased tank cars, in each case together with all related assets, or portions thereof, conveyed, contributed or otherwise transferred or intended to be conveyed, contributed or otherwise transferred pursuant to the Contribution Agreement to any Group Member, or owned by, leased by or necessary for the operation of the business, properties or assets of any Group Member as of the Closing Date.

“Business Opportunity Response” is defined in Section 4.3(a).

“Closing Date” means [●], 2015.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto, as in effect for the taxable period in question.

“Combined Group” means a group of corporations or other entities that files a Combined Return.

“Combined Return” means any Tax Return (other than a Tax Return for federal income taxes) filed on a consolidated, combined (including nexus combination, worldwide combination, domestic combination, line of business combination or any other form of combination) or unitary basis that includes activities of any member of the Green Plains Group and any member of the Partnership Group.

“Confidential Information” means any proprietary or confidential information that is competitively sensitive material or otherwise of value to a Party or its Affiliates and not generally known to the public, including trade secrets, scientific or technical information, design, invention, process, procedure, formula, improvements, product planning information, marketing strategies, financial information, information regarding operations, consumer and/or customer relationships, consumer and/or customer identities and profiles, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of a Party or its Affiliates and the consumers, customers, clients and suppliers of any of the foregoing. Confidential Information includes such information as may be contained in or embodied by documents, substances, engineering and laboratory notebooks, reports, data, specifications, computer source code and object code, flow charts, databases, drawings, pilot plants or demonstration or operating facilities, diagrams, specifications, bills of material, equipment, prototypes and models, and any other tangible manifestation (including data in computer or other digital format) of the foregoing; provided, however, that Confidential Information does not include information that a Receiving Party can show (a) has been published or has otherwise become available to the general public as part of the public domain without breach of this Agreement, (b) has been furnished or made known to the Receiving Party without any obligation to keep it confidential by a third party under circumstances which are not known to the Receiving Party to involve a breach of the third party’s obligations to a Party or (c) was developed independently of information furnished or made available to the Receiving Party as contemplated under this Agreement.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company and Green Plains, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Covered Environmental Losses” is defined in Section 2.1(a).

“Disclosing Party” is defined in Section 8.1(a).

“Election Response Deadline” is defined in Section 4.3(b).

“Environmental Deductible” is defined in Section 2.5(a).

“Environmental Laws” means all federal, state and local laws, statutes, rules, regulations, orders, judgments, ordinances, codes, injunctions, decrees, Environmental Permits and other legally enforceable requirements and rules of common law now or hereinafter in effect relating to (a) pollution or protection of human health, natural resources, wildlife and the environment or workplace health or safety, including, without limitation, the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. §§9601 et seq., the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. §§6901 et seq., the Clean Air Act, as amended, 42 U.S.C. §§7401 et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. §§1251 et seq., the Toxic Substances Control Act, as amended, 15 U.S.C. §§2601 et seq., the Oil Pollution Act of 1990, 33 U.S.C. §§2701 et seq., the Safe Drinking Water Act of 1974, as amended, 42 U.S.C. §§300f et seq., the Hazardous Materials Transportation Act of 1994, as amended, 49 U.S.C. §§5101 et seq., and other environmental conservation and protection laws and the Occupational Safety and Health Act of 1970, 29 U.S.C. §§651 et seq., and the regulations promulgated pursuant thereto, and any state or local counterparts, each as amended from time to time and (b) the generation, manufacture, processing, distribution, use, treatment, storage, transport or handling of any Hazardous Substances.

“Environmental Permit” means any permit, approval, identification number, license, registration, certification, consent, exemption, variance or other authorization required under or issued pursuant to any applicable Environmental Law, including applications for renewal of such permits in which the application allows for continued operation under the terms of an expired permit.

“Final Determination” means the final resolution of any Tax (or other matter) for a taxable period, including related interest or penalties, that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise, including (a) by the expiration of a statute of limitations or a period for the filing of claims for refunds, amending Tax Returns, appealing from adverse determinations or recovering any refund (including by offset), (b) by a decision, judgment, decree or other order by a court of competent jurisdiction, which has become final and non-appealable, (c) by a closing agreement, an accepted offer in compromise or a comparable agreement under laws of the particular Tax Authority, (d) by execution of a form under the laws of a Tax Authority that is comparable to an Internal Revenue Service Form 870 or 870-AD (or any successor forms thereto) (excluding, however, with respect to a particular Tax Item for a particular taxable period any such form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund and/or the right of the Tax Authority to assert a further deficiency with respect to such Tax Item for such period) or (e) by any allowance of a refund or credit, but only after the expiration of all periods during which such refund may be adjusted.

“G&A Services” is defined in Section 3.1.

“General Partner” is defined in the introductory paragraph of this Agreement.

“Governmental Authority” means any federal, state, tribal, foreign or local governmental entity, authority, department, court or agency, including any political subdivision thereof, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, and including any arbitrating body, commission or quasi-governmental authority or self-regulating organization of competent authority exercising or enlisted to exercise similar power or authority.

“Green Plains” is defined in the introductory paragraph of this Agreement.

“Green Plains Entity” means Green Plains and any Person controlled, directly or indirectly, Green Plains (other than a Group Member). For purposes of this definition, “controlled” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Green Plains License” is defined in Section 6.1.

“Green Plains Marks” is defined in Section 6.1.

“Green Plains Group” means Green Plains and each of its Subsidiaries (other than a Group Member).

“Group Member” is defined in the Partnership Agreement.

“Hazardous Substance” means (a) any substance, whether solid, liquid, gaseous, semi-solid, or any combination thereof, that is designated, defined or classified as a hazardous waste, solid waste, hazardous material, pollutant, contaminant or toxic or hazardous substance, or terms of similar meaning, or that is otherwise regulated under any Environmental Law, including, without limitation, any hazardous substance as defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, and including asbestos and lead-containing paints or coatings, radioactive materials, polychlorinated biphenyls and greenhouse gases and (b) petroleum, oil, gasoline, natural gas, fuel oil, motor oil, waste oil, diesel fuel, jet fuel, biofuels and other refined petroleum hydrocarbons.

“Identification Deadline” means the fifth anniversary of the Closing Date.

“Indemnified Party” means the Party entitled to indemnification in accordance with Article II.

“Indemnifying Party” means the Party from whom indemnification may be sought in accordance with Article II.

“Limited Partner” is defined in the Partnership Agreement.

“Losses” means any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorney’s and expert’s fees) of any and every kind or character, known or unknown, fixed or contingent.

“Mediation Notice” is defined in Section 8.2(b).

“Offer” is defined in Section 4.3(a).

“Offer Evaluation Period” is defined in Section 4.3(a).

“Operating Company” is defined in the introductory paragraph of this Agreement.

“Operational Services and Secondment Agreement” means that certain Operational Services and Secondment Agreement, dated as of the Closing Date, between Green Plains and the General Partner.

“Partnership” is defined in the introductory paragraph of this Agreement.

“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP, dated as of the Closing Date, as such Partnership Agreement is in effect as of the Closing Date.

“Partnership Change of Control” means Green Plains ceases to control, directly or indirectly, the general partner of the Partnership. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the general partner of the Partnership, whether through ownership of voting securities, by contract or otherwise.

“Partnership Group” is defined in the Partnership Agreement.

“Partnership Group Combined Tax Liability” means, with respect to any Tax, the Partnership Group’s liability for such Tax owed with respect to a Combined Return for a taxable period, as determined under Section 7.2(b).

“Partnership Group Deposit” is defined in Section 7.2(d).

“Partnership Group Pro Forma Combined Return” means a pro forma Combined Return or other schedule prepared pursuant to Section 7.2.

“Party” means a signatory to this Agreement.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, Governmental Authority or other entity.

“Proposed Transaction” is defined in Section 5.2(a).

“Receiving Party” is defined in Section 8.1(a).

“Registration Statement” means the Registration Statement on Form S-1 filed by the Partnership with the United States Securities and Exchange Commission (Registration No. 333-204279), as amended.

“Representative” is defined in Section 8.1(a).

“Restricted Activities” is defined in Section 4.1.

“Restricted Assets” is defined in Section 4.2(b).

“Retained Assets” means any assets, or portions thereof, owned by any of the Green Plains Group that were not directly or indirectly conveyed, contributed or otherwise transferred to the Partnership Group pursuant to the Contribution Agreement or the other documents referenced in the Contribution Agreement.

“ROFO Asset” means (i) any right, title or interest in any ethanol storage and any ethanol terminal assets that any Green Plains Entity may acquire or construct in the United States during the ROFO Period, including any product storage tanks and related transloading and logistical assets for the holding and transloading of ethanol; (ii) any right, title or interest in any fuel storage or terminal facilities that any Green Plains Entity may acquire or construct in the United States during the ROFO Period; and (iii) any right, title or interest in any ethanol transportation or fuel transportation assets that any Green Plains Entity currently owns or may acquire in the United States during the ROFO Period.

“ROFO Notice” is defined in Section 5.2(a).

“ROFO Period” is defined in Section 5.1(a).

“ROFO Response” is defined in Section 5.2(a).

“ROFO Response Deadline” is defined in Section 5.2(a).

“Subject Assets” is defined in Section 4.2(c).

“Tax” or “Taxes” means all forms of taxation, whenever created or imposed, and whether imposed by a domestic, local, municipal, governmental, state, federation or other body, but excluding taxes imposed by the United States, and without limiting the generality of the foregoing, shall include net income, alternative or add-on minimum, gross income, sales, use, ad valorem, gross receipts, value added, franchise, profits, license, transfer, recording, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profit, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any related interest, penalties or other additions to tax, or additional amounts imposed by any such Tax Authority.

“Tax Attribute” means a Tax Item of a member of the Partnership Group reflected on a Combined Return that is comparable to one or more of the following attributes with respect to a federal income tax consolidated tax return: a net operating loss, a net capital loss, an unused investment credit, an unused foreign tax credit, an excess charitable contribution, a U.S. federal minimum tax credit or a U.S. federal general business credit (but not tax basis or earnings and profits).

“Tax Authority” means a domestic Governmental Authority (other than the United States) or any subdivision, agency, commission or authority thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (excluding the U.S. Internal Revenue Service).

“Tax Controversy” means any audit, examination, dispute, suit, action, litigation or other judicial or administrative proceeding initiated by Green Plains, the General Partner or the Partnership or any Tax Authority.

“Tax Item” means any item of income, gain, loss, deduction or credit, or other item reflected on a Tax Return or any Tax Attribute.

“Tax Party” means each member of the Green Plains Group and each Group Member.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended Tax Return, claim for refund or declaration of estimated tax) required to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Transfer” including the correlative term “Transferred” means any direct or indirect transfer, assignment, lease, sale, conveyance or any other disposition (whether voluntary, involuntary or by operation of law or whether in one or a series of transactions) of any assets, property or rights.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

1.2 Rules of Construction. Unless expressly provided for elsewhere in this Agreement, this Agreement shall be interpreted in accordance with the following provisions:

(a) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(b) The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(c) A reference to any Party or Tax Party to this Agreement or another agreement or document includes such party’s successors and assigns.

(d) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, subsection and schedule references are to this Agreement unless otherwise specified.

(e) The words “including,” “include,” “includes” and all variations thereof shall mean “including without limitation.”

(f) The word “or” shall have the inclusive meaning represented by the phrase “and/or.”

(g) The words “shall” and “will” have equal force and effect.

(h) The schedules identified in this Agreement are incorporated herein by reference and made a part of this Agreement.

(i) References to “$” or to “dollars” shall mean the lawful currency of the United States of America.

(j) Any term used but not capitalized in Article VII that is defined in the Code or the Treasury Regulations thereunder or, where relevant, in applicable state or local statutes or regulations shall, to the extent required by the context of the provision at issue, have the meaning assigned to it in the Code, Treasury Regulations or such state or local statute or regulation.

ARTICLE II

Indemnification

2.1 Environmental Indemnification.

(a) Green Plains shall indemnify, defend and hold harmless each Group Member from and against any Losses suffered or incurred by such Group Member, directly or indirectly (including as a result of any claim by a third party), by reason of or arising out of:

(i) any violation of Environmental Laws associated with or arising from the ownership or operation of the Assets prior to the Closing Date;

(ii) any environmental event, condition or matter associated with or arising from the ownership or operation of the Assets as in effect prior to the Closing Date (including the presence of Hazardous Substances on, under, about or migrating to or from the Assets or the disposal or the release of Hazardous Substances generated by operation of the Assets at non-Asset locations), including (A) the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation, risk-based closure activities or other corrective action required or necessary under Environmental Laws (B) the cost and expense of the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws, and (C) the cost and expense of any environmental or toxic tort pre-trial, trial or appellate legal or litigation support work; and

(iii) any environmental event, condition or matter associated with or arising from the Retained Assets, whether occurring before, on or after the Closing Date and whether occurring under Environmental Laws as in effect prior to, at or after the Closing Date;

provided, however, that with respect to any violation under Section 2.1(a)(i) or any environmental event, condition or matter included under Section 2.1(a)(ii), Green Plains will be obligated to indemnify such Group Member only to the extent that Green Plains is notified in writing of such violation or environmental event, condition or matter prior to the Identification Deadline. For the avoidance of doubt, Green Plains shall have no indemnification obligations under Sections 2.1(a)(i) and 2.1(a)(ii) with respect to any claims based on additions to or modifications of Environmental Laws enacted or promulgated after the Closing Date. Losses subject to indemnification in this Section 2.1(a) are referred to collectively as “Covered Environmental Losses.”

(b) The Partnership shall indemnify, defend and hold harmless Green Plains from and against any Losses suffered or incurred by any member of the Green Plains Group, directly or indirectly (including as a result of any claim by a third party), by reason of or arising out of:

(i) any violation of Environmental Laws associated with or arising from the ownership or operation of the Assets occurring on or after the Closing Date; and

(ii) any environmental event, condition or matter associated with or arising from the ownership or operation of the Assets occurring on or after the Closing Date (including the presence of Hazardous Substances on, under, about or migrating to or from the Assets or the disposal or the release of Hazardous Substances generated by operation of the Assets at non-Asset locations), including (A) the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation, risk-based closure activities or other corrective action required or necessary under Environmental Laws, (B) the cost or expense of the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws, and (C) the cost and expense of any environmental or toxic tort pre-trial, trial or appellate legal or litigation support work;

to the extent that any of the foregoing matters under Section 2.1(a) or 2.1(b) do not constitute Covered Environmental Losses (without giving effect to the Environmental Deductible).

2.2 Right-of-Way Indemnification. Green Plains shall indemnify, defend and hold harmless each Group Member from and against any Losses suffered or incurred by such Group Member by reason of or arising out of (a) the failure of such Group Member to be the owner of such valid and indefeasible easement rights or fee ownership or leasehold interests in and to the lands on which any of the Assets conveyed or contributed to such Group Member on the Closing Date is located as of the Closing Date, and such failure renders such Group Member liable to a third party or unable to use or operate the Assets in substantially the same manner that the Assets were used and operated as of immediately prior to the Closing Date, as described in the Registration Statement; (b) the failure of such Group Member to have the consents, licenses and permits necessary to allow (i) any pipeline included in the Assets to cross the roads, waterways, railroads and other areas upon which any such pipeline is located as of the Closing Date, (ii) any activity permitted by Non-Exclusive License for Use of Track and Property dated as of             , 2015, between Green Plains and the Partnership, or (iii) the transfer of any of the Assets to the Partnership Group, in each case, where such failure renders the Partnership Group liable to a third party or unable to use or operate the Assets in substantially the same manner that the Assets were used and operated as of immediately prior to the Closing Date as described in the Registration Statement and (c) the cost of curing any condition set forth in Section 2.2(a) or (b) that does not allow any Asset to be operated in accordance with prudent industry practice, in each case to the extent that Green Plains is notified in writing of any of the foregoing prior to the Identification Deadline.

2.3 Additional Indemnification.

(a) In addition to and not in limitation of the indemnification provided under Section 2.1(a) and Section 2.2, Green Plains shall indemnify, defend and hold harmless each Group Member from and against any Losses suffered or incurred by such Group Member by reason of or arising out of:

(i) (A) the consummation of the transactions contemplated by the Contribution Agreement or (B) events and conditions associated with the ownership or operation of the Assets and to the extent occurring before the Closing Date (other than Covered Environmental Losses which are provided for under Section 2.1), to the extent that Green Plains is notified in writing of any such Loss prior to the Identification Deadline;

(ii) events and conditions associated with the Retained Assets, whether occurring before, on or after the Closing Date;

(iii) all federal, state and local Tax liabilities attributable to the ownership or operation of the Assets on or prior to the Closing Date, including under Treasury

Regulation Section 1.1502-6, as it may be amended (or any similar provision of state or local law), and any such tax liabilities that may result from the consummation of the formation transactions for the Partnership Group and the General Partner occurring prior to the Closing Date or from the consummation of the transactions contemplated by the Contribution Agreement; and

(iv) the failure of any Group Member to have on the Closing Date any consent, license, permit or approval necessary to allow such Group Member to own or operate the Assets in substantially the same manner that the Assets were owned or operated immediately prior to the Closing Date, as described in the Registration Statement.

(b) The Partnership shall indemnify, defend and hold harmless Green Plains from and against any Losses suffered or incurred by any member of the Green Plains Group by reason of or arising out of events and conditions to the extent associated with the ownership or operation of the Assets and to the extent occurring after the Closing Date (other than Covered Environmental Losses which are provided for under Section 2.1(a) and Losses for which the Partnership is indemnifying Green Plains under Section 2.1(b)), unless such indemnification would not be permitted by any Group Member under the Partnership Agreement.

2.4 Indemnification Procedures.

(a) The Indemnified Party agrees that within a reasonable period of time after it becomes aware of facts giving rise to a claim for indemnification under this Article II, it will provide notice thereof in writing to the Indemnifying Party, specifying the nature of and specific basis for such claim.

(b) The Indemnifying Party shall have the right to control all aspects of the defense of (and any counterclaims with respect to) any claims brought against the Indemnified Party that are covered by the indemnification under this Article II, including, without limitation, the selection of counsel, determination of whether to appeal any decision of any court and the settling of any such claim or any matter or any issues relating thereto; provided, however, that no such settlement shall be entered into without the consent of the Indemnified Party unless it includes a full and unconditional release of the Indemnified Party from such claim; provided, further, that no such settlement containing any form of injunctive or similar relief shall be entered into without the prior written consent of the Indemnified Party, which consent shall not be unreasonably delayed or withheld.

(c) The Indemnified Party agrees to cooperate in good faith and in a commercially reasonable manner with the Indemnifying Party with respect to all aspects of the defense of and pursuit of any counterclaims relating to any claims covered by the indemnification under this Article II, including, without limitation, the prompt furnishing to the Indemnifying Party of any correspondence or other notice relating thereto that the Indemnified Party may receive, permitting the name of the Indemnified Party to be utilized in connection with such defense and counterclaims, the making available to the Indemnifying Party of any files, records or other information of the Indemnified Party that the Indemnifying Party considers relevant to such defense and counterclaims, the making available to the Indemnifying Party of any employees of the Indemnified Party and the granting to the Indemnifying Party of reasonable access rights to the properties and facilities of the Indemnified Party; provided, however, that in connection therewith the Indemnifying Party agrees to use reasonable efforts to minimize the impact thereof on the operations of the Indemnified Party and further agrees to maintain the confidentiality of all files, records and other information furnished by the Indemnified Party pursuant to this Section 2.4. The obligation of the Indemnified Party to cooperate with the Indemnifying Party as set forth in the immediately preceding sentence shall not be construed as imposing upon the Indemnified Party an obligation to hire and pay for counsel in connection with the defense of any claims and pursuit of any counterclaims with respect to any claims covered by the indemnification set forth in this Article II; provided, however, that the Indemnified Party may, at its own option, cost and expense, hire and pay for counsel in connection with any such defense and counterclaims. The Indemnifying Party agrees to keep any such counsel hired by the Indemnified Party informed as to the status of any such defense or counterclaim, but the Indemnifying Party shall have the right to retain sole control over such defense and counterclaims so long as the Indemnified Party is still seeking indemnification hereunder.

(d) In determining the amount of any loss, cost, damage or expense for which the Indemnified Party is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (i) any insurance proceeds realized by the Indemnified Party, and such correlative insurance benefit shall be net of any incremental insurance premium that becomes due and payable by the Indemnified Party as a result of such claim and (ii) all amounts recovered by the Indemnified Party under contractual indemnities from third Persons.

2.5 Limitations Regarding Indemnification.

(a) With respect to Covered Environmental Losses under Section 2.1(a)(i) or Section 2.1(a)(ii) that arise out of an event, condition or matter that is first discovered after the Closing Date, Green Plains shall not be obligated to indemnify, defend and hold harmless any Group Member until such time as the total aggregate amount of Losses incurred by the Partnership Group for such Covered Environmental Losses exceeds $100,000 (the “Environmental Deductible”), at which time Green Plains shall be obligated to indemnify the Partnership Group for the amount of such Covered Environmental Losses in excess of the Environmental Deductible.

(b) For the avoidance of doubt, there is no deductible with respect to the indemnification owed by any Indemnifying Party under any portion of this Article II other than that described in Section 2.5(a), and there is no monetary cap on the amount of indemnity coverage provided by any Indemnifying Party under this Article II.

(c) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY’S INDEMNIFICATION OBLIGATION HEREUNDER COVER OR INCLUDE CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECIAL OR SIMILAR DAMAGES OR LOST PROFITS (INCLUDING ANY DIMINUTION IN VALUE OF ANY PARTY’S RESPECTIVE INVESTMENT IN THE PARTNERSHIP) SUFFERED, DIRECTLY OR INDIRECTLY, BY ANY OTHER PARTY ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT, EXCEPT AS A REIMBURSEMENT FOR ANY SUCH DAMAGES AS ARE PAID TO A GOVERNMENTAL AUTHORITY OR OTHER THIRD PARTY.

ARTICLE III

Provision of General and Administrative Services; Reimbursement

3.1 Agreement to Provide Services. Until such time as this Agreement is terminated as provided in Section 8.5, Green Plains hereby agrees to provide, or cause one or more of its Affiliates to provide, the Partnership Group the general and administrative services that Green Plains has traditionally provided in connection with the ownership and operation of the Assets, which include, but are not limited to, the services set forth on Schedule B (the “G&A Services”). The G&A Services shall be consistent in nature and quality to the services of such type previously provided by Green Plains in connection with the Assets prior to the Closing Date. Green Plains may subcontract with Affiliates or third parties for the provision of such G&A Services to the General Partner. The Partnership may terminate any specific G&A Service upon thirty (30) days’ prior written notice to Green Plains.

3.2 Reimbursement and Allocation.

(a) Subject to and in accordance with the terms and provisions of this Article III and such reasonable allocation and other procedures as may be agreed upon by Green Plains and the General Partner from time to time, the Partnership hereby agrees to reimburse Green Plains for all reasonable direct and indirect costs and expenses incurred by Green Plains or its Affiliates (other than the Partnership Group) in connection with the provision of the G&A Services to the Partnership Group, including the following:

(i) the compensation and employee benefits of employees of Green Plains or its Affiliates (and any employment taxes related thereto), to the extent, but only to the extent, such employees perform G&A Services for the Partnership Group’s benefit. With respect to employees that do not devote all of their business time to the Partnership Group, such compensation and employee benefits shall be allocated to the Partnership Group based on the monthly average working time spent and number of employees devoting services to the Partnership Group (compared to the average working time spent by each such employee on services to Green Plains or its Affiliates (other than the Partnership Group));

(ii) any expenses incurred or payments made by Green Plains or its Affiliates on behalf of the Partnership Group for insurance coverage with respect to the Assets or the business of the Partnership Group;

(iii) all expenses and expenditures incurred by Green Plains or its Affiliates on behalf of the Partnership Group as a result of the Partnership becoming and continuing as a publicly traded entity, including, but not limited to, costs associated with annual, quarterly or current reports, independent auditor fees, partnership governance and compliance, registrar and transfer agent fees, exchange listing fees, tax return and Schedule K-1 preparation and distribution, legal fees, independent director compensation and directors and officers liability insurance premiums; and

(iv) all sales, use, excise, value added or similar taxes, if any, that may be applicable from time to time with respect to the G&A Services provided by Green Plains and its Affiliates to the Partnership Group pursuant to Section 3.1.

(b) To the extent that the General Partner grants any awards under any of the Partnership’s or the General Partner’s incentive compensation plans in effect from time to time to any employee of Green Plains and its Affiliates, or any directors of the General Partner, such awards shall be at the Partnership’s sole expense.

(c) The Partnership Group will reimburse Green Plains and its Affiliates for any costs and expenses incurred by Green Plains and its Affiliates under Section 3.1 on a monthly basis.

(d) For the avoidance of doubt, the G&A Services provided by Green Plains pursuant to this Article III will be in addition to, and not in duplication of, the services that will be provided to the General Partner by Green Plains under the Operational Services and Secondment Agreement and the functions performed by the employees seconded to the General Partner under the Operational Services and Secondment Agreement, and Green Plains shall not be entitled to reimbursement under this Agreement for any costs or expenses for which Green Plains is entitled to payment or reimbursement under the Operational Services and Secondment Agreement.

ARTICLE IV

Business Opportunities

4.1 Restricted Activities. Except as permitted by Section 4.2, each Green Plains Entity shall be prohibited from owning, operating, engaging in, acquiring, or investing in any business that owns or operates ethanol or fuel terminals or storage facilities or ethanol or fuel transportation assets in the United States (“Restricted Activities”).

4.2 Permitted Exceptions. Notwithstanding any provision of Section 4.1 to the contrary, the Green Plains Entities may engage in the following activities under the following circumstances:

(a) the ownership, operation, expansion, replacement, return to service, repair, sale, divestment, merger with another entity, suspension, operation or shutdown of any of the Retained Assets;

(b) the acquisition or construction, and the related ownership or operation, of any ethanol or fuel downstream logistics assets, including, without limitation, any terminal or storage facility or transportation asset (“Restricted Assets”), that are (i) acquired or constructed by a Green Plains Entity and (ii)(A) within, directly connected to, substantially dedicated to, or an integral part of, any ethanol or fuel production facility owned, acquired, constructed or operated by a Green Plains Entity, (B) acquired or constructed by a Green Plains Entity to replace an asset of the Partnership Group that no longer provides services to any Green Plains Entity due to the occurrence of a force majeure event under a commercial contract between one or more Green Plains Entities and one or more members of the Partnership Group that prevents the Partnership Group from providing services to the Green Plains Entities at such location under such commercial contract or (C) rail transportation assets acquired, leased or constructed by a Green Plains Entity;

(c) the acquisition, construction, ownership or operation of any Restricted Assets that are acquired or constructed by a Green Plains Entity after the date of this Agreement (excluding assets acquired or constructed pursuant to clause (b)(ii)(B) of this Section 4.2) (the “Subject Assets”) if:

(i) in the case of Subject Assets to be acquired or constructed, the fair market value (as determined in good faith by the board of directors of the applicable Green Plains Entity that will own such Subject Assets) of such Subject Assets is less than $10.0 million at the time of such acquisition by such Green Plains Entity or completion of construction, as the case may be; or

(ii) in the case of Subject Assets to be acquired or constructed, the fair market value (as determined in good faith by the board of directors of applicable Green Plains Entity that will own such Subject Assets) of such Subject Assets is equal to or greater than $10.0 million at the time of such acquisition by such Green Plains Entity or the completion of construction, as applicable, and concurrently with or promptly after the closing of such acquisition or completion of construction, as the case may be, such Green Plains Entity undertakes to offer the Partnership the opportunity to purchase such Subject Assets in accordance with Section 4.3 and the Partnership does not timely elect to purchase such Subject Assets in accordance with Section 4.3;

(d) the purchase and ownership of interests in any publicly traded entity engaged in any Restricted Activities;

(e) the ownership of equity interests in the General Partner and the Partnership Group; and

(f) engaging with any ethanol or fuel terminals or storage facilities or ethanol or fuel transportation assets in the capacity as a customer (and not as an owner) of such terminals, storage facilities or transportation assets.

4.3 Procedures.

(a) If a Green Plains Entity acquires or constructs Subject Assets as described in Section 4.2(c)(ii), then not later than six (6) months after the consummation of the acquisition or the completion of construction by such Green Plains Entity of the applicable Subject Assets, as the case may be, the applicable Green Plains Entity shall notify the General Partner in writing of such acquisition or construction and shall offer the Partnership Group the opportunity to purchase such Subject Assets in accordance with this Section 4.3 (such notification and offer, the “Offer”). The Offer shall set forth the terms proposed by such Green Plains Entity relating to the purchase of such Subject Assets (including a description of such Subject Assets and the purchase price for such Subject Assets) and, if any Green Plains Entity desires to utilize such Subject Assets, the Offer will also include the terms on which the Partnership Group would provide services to, and any minimum volume or throughput / tolling commitment of, the applicable Green Plains Entity to enable such Green Plains Entity to utilize such Subject Assets. As soon as practicable, but in any event within forty-five (45) days after receipt by the General Partner of such written notification (the “Offer Evaluation Period”), the General Partner shall notify the applicable Green Plains Entity in writing (the “Business Opportunity Response”) that either (i) the General Partner has elected not to cause a Group Member to purchase such Subject Assets, in which event (A) such Green Plains Entity shall be forever free to continue to own or operate such Subject Assets, (B) this Agreement shall be deemed automatically amended to include such Subject Assets as ROFO Assets subject to Article V hereof for the remainder of the ROFO Period, and (C) if the Green Plains Entity that owns such Subject Assets is not a Party hereto, such Green Plains Entity shall execute a joinder agreement in the form attached hereto as Exhibit A, or (ii) the General Partner has elected to cause a Group Member to purchase such Subject Assets (an “Affirmative Election Response”). Any Affirmative Election Response shall set forth the terms and conditions (including, without limitation, the purchase price such Group Member proposes to pay for such Subject Asset(s) (if different than the purchase price proposed by the Green Plains Entity in the Offer) and the other terms, if any, on which the Partnership Group will provide services to any Green Plains Entity to enable such Green Plains Entity to utilize such Subject Assets), pursuant to which the applicable Group Member would be willing to enter into definitive binding agreement(s) for such Subject Assets. If no Business Opportunity Response is delivered by the General Partner on or before the last day of the Offer Evaluation Period, then the General Partner shall be deemed to have elected not to cause a Group Member to purchase such Subject Assets, and the provisions described in clauses (i)(A)-(C) of this Section 4.3(a) shall apply.

(b) Unless an Affirmative Election Response is rejected pursuant to written notice delivered by such Green Plains Entity to such Group Member within thirty (30) days after receipt of the Affirmative Election Response by the applicable Green Plains Entity (the “Election Response Deadline”), such Affirmative Election Response shall be deemed to have been accepted by such Green Plains Entity, and the applicable Group Member and applicable Green Plains Entity shall endeavor in good faith to enter into definitive agreement(s) providing for the consummation of the acquisition of such Subject Assets upon the terms set forth in such Affirmative Election Response. Unless otherwise agreed between the applicable Group Member and applicable Green Plains Entity, the terms of the definitive agreement will include the following:

(i)	the applicable Group Member will deliver the agreed purchase price (in cash, Partnership interests, an interest-bearing promissory note, any other consideration agreed upon by such Group Member and the applicable Green Plains Entity);

(ii)	the applicable Green Plains Entity will represent that it has title to the applicable Subject Asset(s) that is sufficient to operate the applicable Subject Asset(s), subject to all recorded matters and all physical conditions in existence on the closing date for the purchase of the applicable Subject Asset, and any other such matters as the applicable Group Member and applicable Green Plains Entity may mutually agree; and

(iii)	each Green Plains Entity and each Group Member shall use its commercially reasonable efforts to do or cause to be done all things that may be reasonably necessary or advisable to effectuate the consummation of any transactions contemplated by this Section 4.3(b), including causing its respective Affiliates to execute, deliver and perform all documents, notices, amendments, certificates, instruments and consents required in connection therewith.

(c) If, at the end of the Election Response Deadline, the applicable Greens Plains Entity has rejected the terms of the Affirmative Election Response proposed by the Partnership Group, and such Green Plains Entity and the General Partner have been unable to agree on the fair market value of the Subject Assets that are subject to the Offer and the Affirmative Election Response or the other terms of the Affirmative Election Response, including, if applicable, the terms on which the Partnership Group will provide services to any Green Plains Entity to enable such Green Plains Entity to utilize such Subject Assets, the applicable Green Plains Entity and the General Partner will engage a mutually agreed upon, nationally recognized investment banking firm to determine the fair market value of such Subject Assets and any other terms on which the Partnership Group and the applicable Green Plains Entity are unable to agree. The investment banking firm will determine the fair market value of such Subject Assets and any other terms on which the Partnership Group and the applicable Green Plains Entity are unable to agree within thirty (30) days of its engagement and furnish such Green Plains Entity and the General Partner its determination. The fees of the investment banking firm will be split equally between the applicable Green Plains Entity and the Partnership Group. Once the investment banking firm has submitted its determination of the fair market value of such Subject Assets and any other terms on which the Partnership Group and the applicable Green Plains Entity are unable to agree, the General Partner will have the right, but not the obligation to cause a Group Member to purchase such Subject Assets pursuant to the Affirmative Election Response, as modified by the determination of the investment banking firm. If the General Partner elects to cause a Group Member to purchase such Subject Assets, then the Group Member shall purchase such Subject Assets under the terms of the Affirmative Election Response, as modified by the determination of the investment banking firm as soon as commercially practicable after such determination and, if applicable, enter into definitive agreement(s) with the applicable Green Plains Entity to provide services in a manner consistent with the Affirmative Election Response, as modified by the determination of the investment banking firm. For the avoidance of doubt, in the event that the General Partner elects not to cause a Group Member to purchase such Subject Assets under the terms of the Affirmative Election Response, as modified by the determination of the investment banking firm (as described in this Section 4.3(c)), then the provisions described in clauses (i)(A)-(C) of Section 4.3(a) shall apply.

(d) Nothing herein shall impede or otherwise restrict the foreclosure, sale, disposition or other exercise of rights or remedies by or on behalf of any secured lender of any asset or interest in any business subject to a security interest in favor of such lender or any agent for or on behalf of such lender under any credit arrangement now or hereafter in effect (it being understood and agreed that no secured lender to the Green Plains Entities shall have any obligation to make an Offer or to sell or cause to be sold any asset or interest in any business to any member of the Partnership Group).

4.4 Scope of Prohibition. Except as provided in this Article IV and the Partnership Agreement, each Green Plains Entity shall be free to engage in any business activity, including those that may be in direct competition with any Group Member.

4.5 Enforcement. The Green Plains Entities agree and acknowledge that the Partnership Group does not have an adequate remedy at law for the breach by the Green Plains Entities of the covenants and agreements set forth in this Article IV, and that any breach by the Green Plains Entities of the covenants and agreements set forth in this Article IV would result in irreparable injury to the Partnership Group. The Green Plains Entities further agree and acknowledge that any Group Member may, in addition to the other remedies which may be available to the Partnership Group, file a suit in equity to enjoin the Green Plains Entities from such breach, and consent to the issuance of injunctive relief under this Agreement.

ARTICLE V

Right of First Offer

5.1 Right of First Offer to Purchase Certain Assets

(a) For the period beginning on the Closing Date and ending on the earlier of (i) the fifth anniversary of the Closing Date and (ii) upon the occurrence of a Partnership Change of Control (the “ROFO Period”), Green Plains hereby grants to the Partnership a right of first offer for any ROFO Asset to the extent that any Green Plains Entity proposes to Transfer any ROFO Asset during the ROFO Period; provided, however, that Green Plains may Transfer any ROFO Asset to an Affiliate of Green Plains that agrees in writing that such ROFO Asset remains subject to the provisions of this Article V and such Affiliate assumes in writing the obligations of Green Plains under this Article V with respect to such ROFO Asset, and such Transfer shall not be subject to the Partnership’s right of first offer under this Article V.

(b) The Parties acknowledge that any Transfer of any ROFO Asset pursuant to the Partnership’s right of first offer is subject to the terms of all existing agreements with respect to such ROFO Asset and shall be subject to and conditioned on the obtaining of any and all necessary consents of securityholders, Governmental Authorities, lenders or other third parties.

5.2 Procedures

(a) If a Green Plains Entity proposes to Transfer any ROFO Asset (other than to an Affiliate, in accordance with Section 5.1(a)) during the ROFO Period (a “Proposed Transaction”), then the applicable Green Plains Entity shall, prior to entering into any such Proposed Transaction, first give notice in writing to the Partnership (the “ROFO Notice”) of its intention to enter into such Proposed Transaction. The ROFO Notice shall include (i) a description of the ROFO Assets subject to the Proposed Transaction and (ii) any material terms (including at its option, the purchase price for the applicable ROFO Asset(s) and any proposed throughput or minimum volume commitment or arrangement from any Green Plains Entity for the use of such ROFO Assets), conditions and details as would be necessary for the Partnership to make a responsive offer to enter into the Proposed Transaction with the Green Plains Entity, which terms, conditions and details shall at a minimum include any terms, condition or details that the Green Plains Entity would propose to provide to non-Affiliates in connection with the Proposed Transaction. If the Partnership determines to pursue the proposed purchase of any ROFO Assets, the Partnership shall have forty-five (45) days following receipt of the ROFO

Notice (the “ROFO Response Deadline”) to propose an offer to enter into the Proposed Transaction with the Green Plains Entity (the “ROFO Response”). The ROFO Response shall set forth the terms and conditions (including, without limitation, the purchase price the Partnership proposes to pay for such ROFO Asset(s) and the other terms of the purchase) pursuant to which the Partnership would be willing to enter into a binding agreement for the Proposed Transaction. If no ROFO Response is delivered by the Partnership before the ROFO Response Deadline, then the Partnership shall be deemed to have waived its right of first offer with respect to such ROFO Asset, subject to Section 5.2(c).

(b) Unless the ROFO Response is rejected pursuant to written notice delivered by the Green Plains Entity to the Partnership within thirty (30) days after receipt of the ROFO Response by such Green Plains Entity, such ROFO Response shall be deemed to have been accepted by the Green Plains Entity, and the Partnership and the Green Plains Entity shall endeavor in good faith to enter into definitive agreement(s) providing for the consummation of the Proposed Transaction upon the terms set forth in the ROFO Response. Unless otherwise agreed between the Green Plains Entity and the Partnership, the terms of the definitive agreement will include the following:

(iv)	the Partnership will deliver the agreed purchase price (in cash, Partnership interests, an interest-bearing promissory note, or any other consideration agreed upon by the Partnership and the applicable Green Plains Entity);

(v)	the applicable Green Plains Entity will represent that it has title to the applicable ROFO Asset(s) that is sufficient to own and operate the applicable ROFO Asset(s) in substantially the same manner as the ROFO Asset(s) were owned and operated by the Green Plains Entity immediately prior to the Proposed Transaction, subject to all recorded matters and all physical conditions in existence on the closing date for the purchase of the applicable ROFO Asset, and any other such matters as the Partnership and the Green Plains Entity may mutually agree;

(vi)	each Green Plains Entity and the Partnership shall use its commercially reasonable efforts to do or cause to be done all things that may be reasonably necessary or advisable to effectuate the consummation of any transactions contemplated by this Section 5.2(b), including causing its respective Affiliates to execute, deliver and perform all documents, notices, amendments, certificates, instruments and consents required in connection therewith; and

(vii)	no Green Plains Entity nor the Partnership shall have any obligation to sell or buy the applicable ROFO Asset(s) if any consent referred to in Section 5.1(b) has not been obtained.

(c) If the Partnership has not timely delivered a ROFO Response as specified above with respect to a Proposed Transaction that is subject to a ROFO Notice, the Green Plains Entity shall be free to enter into a Proposed Transaction with any third party on terms and conditions no more favorable to such third party than those set forth in the ROFO Notice. If the Green Plains Entity rejects a ROFO Response with respect to any Proposed Transaction, the Green Plains Entity shall be free to enter into a Proposed Transaction with any third party (i) on terms and conditions (excluding those relating to price) that are not more favorable in the aggregate to such third party than those proposed in respect of the Partnership Group in the ROFO Response and (ii) at a price equal to no less than 100% of the price offered by the Partnership in the ROFO Response to the Green Plains Entity.

(d) If requested by the Partnership, the applicable Green Plains Entity shall use commercially reasonable efforts to obtain any financial statements with respect to any ROFO Assets Transferred pursuant to this Article V to the extent required by the Partnership to comply with applicable requirements under Regulation S-X promulgated by the Securities and Exchange Commission or any successor statute.

(e) The Partnership can assign its rights and obligations under this Article V to any Group Member.

ARTICLE VI

Licenses of Marks

6.1 Grant of Green Plains License. Upon the terms and conditions set forth in this Article VI, Green Plains hereby grants and conveys to the Partnership and each of the entities currently or hereafter comprising a part of the Partnership Group a nontransferable, nonexclusive, royalty-free right and license (the “Green Plains License”) to use the “Green Plains” logo and trademark and all other trademarks and tradenames owned by Green Plains (collectively, the “Green Plains Marks”).

6.2 Ownership and Quality of Green Plains Marks. The Partnership, on behalf of itself and the other Group Members, agrees that ownership of the Green Plains Marks and the goodwill relating thereto shall remain vested in Green Plains during the term of the Green Plains License and thereafter. The Partnership agrees, and agrees to cause the other Group Members, to the fullest extent permitted by applicable law, never to challenge, contest or question the validity of Green Plains’ ownership of the Green Plains Marks or any registration thereof by Green Plains. In connection with the use of the Green Plains Marks, the Partnership and each other Group Member shall not in any manner represent that they have any ownership in the Green Plains Marks or registration thereof. The Partnership, on behalf of itself and the other Group Members, acknowledges that the use of the Green Plains Marks shall not create any right, title or interest in or to the Green Plains Marks, and all use of the Green Plains Marks by the Partnership or any other Group Member shall inure to the benefit of Green Plains. The Partnership agrees, and agrees to cause the other Group Members, to use the Green Plains Marks in accordance with such quality standards established by Green Plains and communicated to the Partnership Group from time to time, it being understood that the products and services offered by the Group Members as of the Closing Date are of a quality that is acceptable to Green Plains.

6.3 Termination. The Green Plains License shall terminate upon the termination of this Agreement pursuant to Section 8.5.

ARTICLE VII

Taxes

7.1 Preparation and Filing of Tax Returns.

(a) For periods that include the Closing Date and periods after the Closing Date, Green Plains shall have the sole and exclusive responsibility for the preparation and filing of and shall prepare and file all Combined Returns or cause to be prepared and filed all Combined Returns. Green Plains shall be authorized to take any and all action necessary or incidental to the preparation and filing of a Combined Return, including, without limitation, (i) making elections and adopting accounting methods, (ii) filing all extensions of time, including extensions of time for payment of tax, (iii) filing claims for refund or credit or (iv) giving waivers or bonds.

(b) For periods that include the Closing Date and periods after the Closing Date, the Partnership Group shall have the sole and exclusive responsibility for the preparation and filing of and shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Group Members that are not Combined Returns.

(c) Green Plains shall have sole discretion to include, or cause to be included, in a Combined Return for any Tax any member of the Partnership Group for which inclusion in such Combined Return is elective; provided, however, that the Partnership Group Combined Tax Liability for any period shall not exceed the aggregate of (x) each such elective Group Member’s liability for such Tax for such period, computed as if such Group Member were not included in such Combined Return and (y) the Partnership Group Combined Tax Liability calculated for the Group Members for which inclusion is not elective. Green Plains shall provide pro forma Tax Returns pursuant to Section 7.2(c) of this Agreement to support the calculation of the amount of any decrease in the Partnership Group Combined Tax Liability pursuant to this Section 7.1(c).

(d) References to “taxable period” for any franchise or other doing business Tax shall mean the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another taxable period is obtained by the payment of such franchise Tax.

7.2 Allocation of Taxes.

(a) For each Tax for each taxable period that includes or begins on or after the Closing Date and for which a Combined Return is filed, the Group Members included in such Combined Return shall be liable to Green Plains for an amount equal to the Partnership Group Combined Tax Liability in respect of such Tax.

(b) With respect to each Tax for each taxable period that includes or begins on or after the Closing Date and for which a member of the Partnership Group is included in a Combined Return, the Partnership Group Combined Tax Liability for such Tax for such taxable period shall be the Tax for such taxable period as determined on a Partnership Group Pro Forma Combined Return prepared:

(i) by including only the Tax Items of the members of the Partnership Group that are included in the Combined Return and computing the liability of the Group Members for such Tax as if such Group Members were included in a separate consolidated or unitary group;

(ii) except as provided in Section 7.2(b)(v) hereof, using all elections, accounting methods and conventions appropriate for the includable Group Members as a stand-alone taxpayer for such period;

(iii) applying the Tax rate in effect for the Combined Return of the Combined Group for such taxable period;

(iv) assuming that the Partnership Group elects not to carry back any net operating losses; and

(v) assuming that the Partnership Group’s utilization of any Tax Attribute carryforward or carryback is limited to the Tax Attributes of the Partnership Group that would be available if the Partnership Group Combined Tax Liability for each taxable period ending after the Closing Date were determined in accordance with this Section 7.2(b).

(c) Not later than 90 days following the date on which a Combined Return is filed with the appropriate Tax Authority, Green Plains shall prepare and deliver to the Partnership the related Partnership Group Pro Forma Combined Return calculating the Partnership Group Combined Tax Liability attributable to the period covered by such filed Combined Return.

(d) Green Plains shall timely pay (or shall cause to be timely paid) any Tax reflected on a Combined Return and hold harmless the Partnership for all liability for such Tax. In the event Green Plains is required to make an estimated payment or deposit of any Tax of any Combined Group which includes any member of the Partnership Group, Green Plains shall calculate the portion, if any, of such estimated payment or deposit attributable to the Partnership Group using a methodology similar to that described in Section 7.2(b) (the “Partnership Group Deposit”) and shall present such calculation to the Partnership. Within five days thereafter, the Partnership shall pay the Partnership Group Deposit to Green Plains. Within 30 days after delivery by Green Plains of a Partnership Group Pro Forma Combined Return to the Partnership calculating the Partnership Group Combined Tax Liability with respect to a Combined Return, the Partnership shall pay to Green Plains such Partnership Group Combined Tax Liability less the amount of any Partnership Group Deposit relating to the same Combined Return.

(e) With respect to any Combined Return for any taxable period beginning on or after the Closing Date, in the event of a change in the treatment of any Tax Item of any member of a Combined Group as a result of a Final Determination, within 30 days following such Final Determination (i) Green Plains shall calculate the change, if any, to the Partnership Group Combined Tax Liability resulting from such change, (ii) Green Plains shall pay any decrease in the Partnership Group Combined Tax Liability to the Partnership and (iii) the Partnership shall pay any increase in the Partnership Group Combined Tax Liability to Green Plains.

7.3 Control of Tax Proceedings; Cooperation and Exchange of Information.

(a) Except as provided in this Section 7.3, Green Plains shall have full responsibility and discretion in handling, settling or contesting any Tax Controversy involving a Tax Return for which it has filing responsibility under this Agreement as well as any Tax Controversy attributable to a Tax Return for any taxable period ending before the Closing Date. The

Partnership shall have full responsibility and discretion in handling, settling or contesting any Tax Controversy involving a Tax Return for which it has filing responsibility under this Agreement. Except as otherwise provided in this Section 7.3 and Section 7.11, any costs incurred in handling, settling or contesting any Tax Controversy shall be borne by the Tax Party having full responsibility and discretion thereof.

(b) Each Tax Party shall cooperate fully at such time and to the extent reasonably requested by any other Tax Party in connection with the preparation and filing of any Tax Return or claim for refund, or the conduct of any audit, dispute, proceeding, suit or action concerning any issues or other matters considered in this Agreement. Such cooperation shall include, without limitation, the following: (i) the retention and provision on demand of Tax Returns, books, records (including those concerning ownership and Tax basis of property which a Tax Party may possess), documentation or other information relating to the Tax Returns, including accompanying schedules, related workpapers and documents relating to rulings or other determinations by Taxing Authorities, until the expiration of the applicable statute of limitations (giving effect to any extension, waiver or mitigation thereof); (ii) the provision of additional information, including an explanation of material provided under clause (i) of this Section 7.3(b), to the extent such information is necessary or reasonably helpful in connection with the foregoing; (iii) the execution of any document that may be necessary or reasonably helpful in connection with the filing of a Tax Return by Green Plains, the Partnership or of their respective Subsidiaries, or in connection with any audit, dispute, proceeding, suit or action and (iv) such Tax Party’s commercially reasonable efforts to obtain any documentation from a Governmental Authority or a third party that may be necessary or reasonably helpful in connection with any of the foregoing.

(c) Each Tax Party shall make its employees and facilities available on a reasonable and mutually convenient basis in connection with any of the foregoing matters.

(d) If any Tax Party fails to provide any information requested pursuant to Section 7.3(b) hereof within a reasonable period, as determined in good faith by the Tax Party requesting the information, then the requesting Tax Party shall have the right to engage a public accounting firm to gather such information, provided that 30 days’ prior written notice is given to the unresponsive Tax Party. If the unresponsive Tax Party fails to provide the requested information within 30 days of receipt of such notice, then such unresponsive Tax Party shall permit the requesting Tax Party’s public accounting firm full access to all appropriate records or other information as reasonably necessary to comply with this Section 7.3 and shall reimburse the requesting Tax Party or pay directly all costs connected with the requesting Tax Party’s engagement of the public accounting firm.

7.4 Payment Obligations.

(a) Except as otherwise provided under this Agreement, to the extent that the payor Tax Party has a payment obligation to the payee Tax Party pursuant to this Article VII, the payee Tax Party shall provide the payor Tax Party with its calculation of the amount of such obligation. The documentation of such calculation shall provide sufficient detail to permit the payor Tax Party to reasonably understand the calculation. All payment obligations shall be made to the payee Tax Party or to the appropriate Tax Authority as specified by the payee Tax Party within

30 days after delivery by the payee Tax Party to the payor Tax Party of written notice of a payment obligation. Any disputes with respect to payment obligations under this Article VII shall be resolved in accordance with Section 7.5.

(b) All actions required to be taken by any Tax Party pursuant to this Article VII shall be performed within the time prescribed for performance in this Article VII, or, if no period is prescribed, such actions shall be performed promptly.

(c) Payments pursuant to this Article VII that are not made within the period prescribed therefor in this Article VII shall bear interest (compounded daily) from and including the date immediately following the last date of such period through and including the date of payment at a rate equal to the federal short-term rate or rates established pursuant to Section 6621 of the Code for the period during which such payment is due but unpaid.

(d) The Tax Parties to this Article VII hereby agree to retain and provide on proper demand by any Tax Authority (subject to any applicable privileges) the books, records, documentation and other information relating to any Tax Return until the later of (i) the expiration of the applicable statute of limitations (giving effect to any extension, waiver or mitigation thereof), (ii) the date specified in an applicable records retention agreement entered into with a Tax Authority, (iii) a Final Determination made with respect to such Tax Return and (iv) the final resolution of any claim made under this Agreement for which such information is relevant.

(e) Each Tax Party agrees (i) not to take any action reasonably expected to result in a new or changed Tax Item that is detrimental to any other Tax Party and (ii) to take any action reasonably requested by any other Tax Party that would reasonably be expected to result in a new or changed Tax Item that produces a benefit or avoids a detriment to such other Tax Party; provided, that such action does not result in any additional cost not fully compensated for by the requesting Tax Party. The Tax Parties hereby acknowledge that the preceding sentence is not intended to limit, and therefore shall not apply to, the rights of the Tax Parties with respect to matters otherwise covered by this Article VII.

(f) Except as provided in Section 7.1(c), all payments to be made under this Article VII shall be made without setoff, counterclaim or withholding, all of which are expressly waived by the Tax Parties to the fullest extent permitted by applicable law.

7.5 Resolution of Tax Disputes. To the fullest extent permitted by law, any disagreement between the Tax Parties with respect to any matter that is the subject of Article VII of this Agreement, including, without limitation, any disagreement with respect to any calculation or other determinations by Green Plains hereunder, which is not resolved by mutual agreement of the Tax Parties, shall be resolved by a nationally recognized independent accounting firm chosen by and mutually acceptable to the Tax Parties hereto (an “Accounting Referee”). Such Accounting Referee shall be chosen by the Tax Parties within 15 business days from the date on which one Tax Party serves written notice on another Tax Party requesting the appointment of an Accounting Referee; provided, that such notice specifically describes the calculations to be considered and resolved by the Accounting Referee. In the event the Tax Parties cannot agree on the selection of an Accounting Referee, then the Accounting Referee shall be any office or branch of the public accounting firm of Deloitte & Touche LLP. The Accounting Referee shall resolve any such disagreements as specified in the notice within 30 days of appointment; provided, however, that no Tax Party shall be required to deliver any document or take any other action pursuant to this Section 7.5 if it determines that such action would result in the waiver of any legal privilege or any detriment to its business. To the fullest extent permitted by law, any resolution of an issue submitted to the Accounting Referee shall be final and binding on the Tax Parties hereto without further recourse. The Tax Parties shall share the costs and fees of the Accounting Referee equally. In the event of a conflict between this Section 7.5 and Section 8.2, this Section 7.5 shall control.

7.6 Required Payments. Unless otherwise provided in this Article VII, any payment of Tax required shall be due within 30 days of a Final Determination of the amount of such Tax.

7.7 Injunctions. The Tax Parties acknowledge that irreparable damage would occur in the event that any of the provisions of this Article VII were not performed in accordance with its specific terms or were otherwise breached. To the fullest extent permitted by applicable law, the Tax Parties hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Article VII and to enforce specifically the terms and provisions of this Article VII in any court having jurisdiction, such remedy being in addition to any other remedy to which they may be entitled at law or in equity.

7.8 Parties in Interest. Except as herein otherwise specifically provided, nothing in this Article VII expressed or implied is intended to confer any right or benefit upon any person, firm or corporation other than the Tax Parties and their respective successors and permitted assigns.

7.9 Change of Law. If, due to any change in applicable law or regulations or the interpretation thereof by any court of law or other Governmental Authority having jurisdiction subsequent to the date of this Agreement, performance of any provision of this Article VII or any transaction contemplated thereby shall become impracticable or impossible, the Tax Parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such provision.

7.10 Waiver. Any provision of this Article VII may be waived if, and only if, such waiver is in writing and signed, and in the case of a waiver, by the Tax Party against whom the waiver is to be effective. No failure or delay by any Tax Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

7.11 Costs, Expenses and Attorneys’ Fees. In the event a Tax Party to this Agreement brings an action or proceeding for the breach or enforcement of this Article VII, the prevailing party in such action, proceeding, or appeal, whether or not such action, proceeding or appeal proceeds to final judgment, shall, to the fullest extent permitted by law, be entitled to recover as an element of its costs, and not as damages, such reasonable attorneys’ fees as may be awarded in the action, proceeding or appeal in addition to whatever other relief the prevailing party may be entitled. For purposes of this Section 7.11, the “prevailing party” shall be the Tax Party who is entitled to recover its costs; a Tax Party not entitled to recover its costs shall not recover attorneys’ fees. No sum for attorneys’ fees shall be counted in calculating the amount of the judgment for purposes of determining whether a Tax Party is entitled to recover its costs or reasonable attorneys’ fees.

ARTICLE VIII

Miscellaneous

8.1 Confidentiality.

(a) From and after the Closing Date, each Party (each, a “Receiving Party”) in possession of another Party’s (each, a “Disclosing Party”) Confidential Information shall (i) hold, and shall cause its Subsidiaries and Affiliates and its and their directors, officers, employees, agents, consultants, advisors, and other representatives (each, a “Representative” and, collectively, “Representatives”) to hold, all Confidential Information of each Disclosing Party in strict confidence, with at least the same degree of care that applies to such Receiving Party’s confidential and proprietary information, (ii) not use such Confidential Information, except as expressly permitted by such Disclosing Party and (iii) not release or disclose such Confidential Information to any other Person, except its Representatives or except as required by applicable law. Each Party shall be responsible for any Losses resulting from a breach of this Section 8.1 by any of its Representatives.

(b) Notwithstanding Section 8.1(a), if a Receiving Party becomes legally compelled or obligated to disclose Confidential Information of a Disclosing Party by a Governmental Authority or applicable law, or is required to disclose such Confidential Information pursuant to the listing standards of any applicable national securities exchange on which the Receiving Party’s securities are listed or quoted, the Receiving Party shall promptly advise the Disclosing Party of such requirement or obligation to disclose Confidential Information as soon as the Receiving Party becomes aware that such a requirement to disclose might become effective in order that, where possible, the Disclosing Party may seek a protective order or such other remedy as the Disclosing Party may consider appropriate in the circumstances. The Receiving Party shall disclose only that portion of the Disclosing Party’s Confidential Information that it is required or obligated to disclose and shall cooperate with the Disclosing Party in allowing the Disclosing Party to obtain such protective order or other relief.

(c) Each Party acknowledges that a Disclosing Party would not have an adequate remedy at law for the breach by a Receiving Party of any one or more of the covenants contained in this Section 8.1 and agrees that, in the event of such breach, the Disclosing Party may, in addition to the other remedies that may be available to it, apply to a court for an injunction to prevent breaches of this Section 8.1 and to enforce specifically the terms and provisions of this Section 8.1. Notwithstanding any other provision hereof, to the extent permitted by applicable law, the provisions of this Section 8.1 shall survive the termination of this Agreement for a period of two years.

8.2 Choice of Law; Mediation; Submission to Jurisdiction.

(a) This Agreement shall be subject to and governed by the laws of the State of Delaware, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Agreement to the laws of another state. EACH OF THE PARTIES HERETO AGREES THAT THIS AGREEMENT INVOLVES AT LEAST U.S. $100,000.00 AND THAT THIS AGREEMENT HAS BEEN ENTERED INTO IN EXPRESS RELIANCE UPON 6 Del. C. § 2708. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES (i) TO BE SUBJECT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND OF THE FEDERAL COURTS SITTING IN THE STATE OF DELAWARE AND (ii) TO THE EXTENT SUCH PARTY IS NOT OTHERWISE SUBJECT TO SERVICE OF PROCESS IN THE STATE OF DELAWARE, TO APPOINT AND MAINTAIN AN AGENT IN THE STATE OF DELAWARE AS SUCH PARTY’S AGENT FOR ACCEPTANCE OF LEGAL PROCESS AND TO NOTIFY THE OTHER PARTY OF THE NAME AND ADDRESS OF SUCH AGENT.

(b) Except as otherwise provided in Article VII, if the Parties cannot resolve any dispute or claim arising under this Agreement, then no earlier than 10 days nor more than 60 days following written notice to the other Parties, any Party may initiate mandatory, non-binding mediation hereunder by giving a notice of mediation (a “Mediation Notice”) to the other Parties to the dispute or claim. In connection with any mediation pursuant to this Section 8.2, the mediator shall be jointly appointed by the Parties to the dispute or claim and the mediation shall be conducted in Omaha, Nebraska unless otherwise agreed by the Parties to the dispute or claim. All costs and expenses of the mediator appointed pursuant to this Section 8.2 shall be shared equally by the Parties to the dispute or claim. The then-current Model ADR Procedures for Mediation of Business Disputes of the Center for Public Resources, Inc., either as written or as modified by mutual agreement of the Parties to the dispute or claim, shall govern any mediation pursuant to this Section 8.2. In the mediation, each Party to the dispute or claim shall be represented by one or more senior representatives who shall have authority to resolve any disputes. If a dispute or claim has not been resolved within 30 days after the receipt of the Mediation Notice by a Party, then any Party to the dispute or claim may refer the resolution of the dispute or claim to litigation.

(c) Subject to Section 8.2(b), and except as otherwise provided in Article VII, each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, whether in tort or contract or at law or in equity, exclusively in any federal or state courts located in Delaware and (i) irrevocably submits to the exclusive jurisdiction of such courts, (ii) waives any objection to laying venue in any such action or proceeding in such courts, (iii) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it and (iv) agrees that, to the fullest extent permitted by law, service of process upon it may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 8.3. The foregoing consents to jurisdiction and service of process shall not, to the fullest extent permitted by applicable law, constitute general consents to service of process in the State of Delaware for any purpose except as provided herein and shall not be deemed to confer rights on any Person other than the Parties.

8.3 Notice. All notices or requests or consents provided for by, or permitted to be given pursuant to, this Agreement must be in writing and must be given by (a) e-mail, (b) United States mail, addressed to the Person to be notified, postage prepaid and registered or certified with return receipt requested, (c) delivering such notice in person or (d) by facsimile to such Party. Notice given by personal delivery or mail shall be effective upon actual receipt. Notice given by e-mail or facsimile shall be effective upon actual receipt if received during the recipient’s normal business hours or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a Party pursuant to this Agreement shall be sent to or made at the address set forth below or at such other address as such Party may stipulate to the other Parties in the manner provided in this Section 8.3.

If to Green Plains:

Green Plains Inc.

450 Regency Parkway, Suite 400

Omaha, Nebraska 68114

Attn: General Counsel

Facsimile: (402) 952-4916

E-mail: michelle.mapes@gpreinc.com

If to the General Partner or any Group Member:

Green Plains Partners LP

c/o Green Plains Holdings LLC, its general partner

450 Regency Parkway, Suite 400

Omaha, Nebraska 68114

Attn: General Counsel

Facsimile: (402) 952-4916

E-mail: michelle.mapes@gpreinc.com

8.4 Entire Agreement. This Agreement constitutes the entire agreement of the Parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

8.5 Termination of Agreement. This Agreement, other than the provisions set forth in Article II hereof and this Article VIII, may be terminated (a) by the written agreement of all of the Parties or (b) by Green Plains or the Partnership immediately upon a Partnership Change of Control by written notice given to the other Parties to this Agreement. For the avoidance of doubt, the Parties’ indemnification obligations under Article II and this Article VIII shall, to the fullest extent permitted by law, survive the termination of this Agreement in accordance with their respective terms.

8.6 Amendment or Modification. This Agreement may be amended or modified from time to time only by the written agreement of all the Parties. Each such instrument shall be reduced to writing and shall be designated on its face an “Amendment” or an “Addendum” to this Agreement.

8.7 Assignment. No Party shall have the right to assign its rights or obligations under this Agreement without the consent of the other Parties; provided, however, that the General Partner and the Partnership Group may make a collateral assignment of this Agreement solely to secure financing for the Partnership Group.

8.8 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document and shall be construed together and shall constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile transmission or in portable document format (.pdf) shall be effective as delivery of a manually executed counterpart hereof.

8.9 Severability. If any provision of this Agreement shall be held invalid or unenforceable by a Governmental Authority of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect.

8.10 Further Assurances. In connection with this Agreement and all transactions contemplated by this Agreement, each Party hereto agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.

8.11 Rights of Limited Partners. The provisions of this Agreement are enforceable solely by the Parties to this Agreement, and no Limited Partner or other interest holder of the Partnership shall have the right, separate and apart from the Partnership, to enforce any provision of this Agreement or to compel any Party to this Agreement to comply with the terms of this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on, and effective as of, the Closing Date.

Green Plains Inc.

By:
Name:
Title:

Green Plains Partners LP

By:	Green Plains Holdings LLC, its general partner

By:
Name:
Title:

Green Plains Holdings LLC

By:
Name:
Title:

Green Plains Operating Company LLC

By:
Name:
Title:

Signature Page to Omnibus Agreement

Schedule A

General and Administrative Services

General and Administrative Services to be provided pursuant to Section 3.1:

(a)	Accounting Services, including:

(i)	Accounting Governance

(ii)	Corporate Accounting

(iii)	Financial Accounting and Reporting

(iv)	Internal and External Reporting

(v)	Operations Accounting

(b)	Corporate Travel Services

(c)	Data Processing and Information Technology Services

(d)	Engineering and Project Management

(e)	Group Accounting and Reporting

(f)	Human Resources Services

(g)	Internal Audit

(h)	Legal Services

(i)	Tax Services, including:

(i)	Federal income tax services

(ii)	State and local income tax services

(iii)	Indirect tax services (including services with respect to ad valorem or transactional taxes)

(j)	Office Services

(k)	Records Management

(l)	Corporate Risk Services

(m)	Insurance Services, including Claims Management

(n)	Treasury and Banking Services

(o)	Corporate Communications and Investor Relations

(p)	Management Reporting and Analysis

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Exhibit A

Form of Joinder Agreement

This Joinder Agreement (this “Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with that certain Omnibus Agreement (the “Omnibus Agreement”) by and among Green Plains Inc., an Iowa Corporation (“Green Plains”), Green Plains Partners LP, a Delaware limited partnership (the “Partnership”), Green Plains Holdings LLC, a Delaware limited liability company (the “General Partner”), and Green Plains Operating Company LLC, a Delaware limited liability company (the “Operating Company”). Capitalized terms not defined herein shall have the meanings given to such terms in the Omnibus Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the Joining Party shall become a party to and a “Green Plains Entity” under Article V of the Omnibus Agreement as of the date hereof, and (i) shall have all of the rights and obligations thereof as more fully set forth therein as if it had executed the Omnibus Agreement directly, and (ii) agrees to be bound by the terms, provisions and conditions pertaining thereto, as more fully set forth therein, as if it had executed the Omnibus Agreement directly.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written below.

Date:

By:
Name:
Title:

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